UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number: 001-34985

Globus Maritime Limited
(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Athens, Greece, 166 74
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press release dated April 29, 2013: Globus Maritime Reports Financial Results for the Fourth Quarter and Year Ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 29, 2013

GLOBUS MARITIME LIMITED

By:	/s/ George Karageorgiou
Name:	George Karageorgiou
Title:	Chief Executive Officer

Exhibit 99.1

Globus Maritime Reports Financial Results for the Fourth Quarter

and Year Ended December 31, 2012

Athens, Greece, April 29, 2013 Globus Maritime Limited ("Globus," the “Company," “we,” or “our”), (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated operating and financial results for the fourth quarter and year ended December 31, 2012.

Financial Highlights

(Expressed in millions of U.S dollars except for daily rates and per share data)	Three months ended December 31,		Year ended December 31,
	2012	2011	2012	2011
Net Revenue (1)	7.0	9.5	27.7	32.3
Adjusted EBITDA (2)	2.8	6.4	13.8	20.6
Impairment loss	80.2	-	80.2	-
Total comprehensive (loss)/income	(81.2)	2.3	(82.8)	6.9
Adjusted for impairment loss total comprehensive (loss)/income	(1.0)	2.3	(2.6)	6.9
Basic (loss) /earnings per share	(8.00)	0.23	(8.22)	0.80
Adjusted for impairment loss basic (loss)/earnings per share	(0.11)	0.23	(0.30)	0.80
Average number of vessels	7.0	7.0	7.0	5.8
Time charter equivalent rate (TCE)	10,344	14,987	10,660	15,619
Average operating expenses per vessel per day	5,321	4,031	4,736	4,527

(1)

Net Revenue is computed by subtracting voyage expenses from revenue. Net Revenue is not a recognized measurement under international financial reporting standards (“IFRS”) and should not be considered as an alternative or comparable to net income.

(2)

Adjusted EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of non-GAAP financial measures;

Current Fleet Profile

On the date of this press release Globus’ subsidiaries own and operate seven dry bulk carriers, consisting of four Supramax, two Panamax and one Kamsarmax.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	FLAG
Tiara Globe	1998	Hudong Zhonghua	Panamax	Dec 2007	72,928	Marshall Is.
Moon Globe	2005	Hudong-Zhonghua	Panamax	June 2011	74,432	Marshall Is.
Sun Globe	2007	Tsuneishi Cebu	Supramax	Sept 2011	58,790	Malta
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Sky Globe	2009	Taizhou Kouan	Supramax	May 2010	56,855	Marshall Is.
Star Globe	2010	Taizhou Kouan	Supramax	May 2010	56,867	Marshall Is.
Jin Star	2010	Jiangsu Eastern	Kamsarmax	June 2010	79,387	Panama
Weighted Average Age: 6.1 Years at December 31, 2012					452,886

Current Fleet Deployment

During January 2013 “River Globe” entered into a time charter agreement with Global Maritime Trust for a period of a minimum 12 to a maximum 14 months at the charterer’s option.

The vessels Star Globe and Tiara Globe are currently operating on short term time charters.

Assuming all charter counterparties fully perform under the terms of the respective charters, and based on the earliest redelivery dates, as of the day of this press release, the Company has secured employment approximately 52% of our fleet days for the rest of 2013 and approximately 29% for 2014.

•

Employment Profile

Vessel	Charterer	Expiration Date (Earliest)	Type	Gross Daily rate
Tiara Globe	Spot	Spot	Spot	Spot
River Globe	Global Maritime Trust	Jan 2014	Time charter	$7,600
Star Globe	Spot	Spot	Spot	Spot
Sky Globe	HMM	Aug. 2013	Time charter	$12,500
Jin Star	Eastern Media International - Far Eastern Silo & Shipping	Jan 2015	Bareboat	$14,250
Moon Globe	Guaranteed nominee of Gleamray Maritime Inc.	June 2013	Time charter	$18,000 (net of commissions)
Sun Globe	Cosco Qingdao Shipping Co	Jan. 2015	Time charter	$16,000

Management Commentary

George Karageorgiou, President, Chief Executive Officer and interim Chief Financial Officer of Globus Maritime Limited, stated:

“Fiscal year 2012 was a challenging period for our company as our results were negatively affected by weak freight rates reflecting the ongoing instability and weakness in the dry bulk market. Even though demand remained at satisfactory levels, the freight market was negatively impacted by a record of new building deliveries. We expect this trend to continue in 2013, as the orderbook remains quite sizeable and then tapers off in 2014.

“Despite the historically low rate environment for our ships that persisted in the fourth quarter of 2012, our total adjusted comprehensive loss for the period minus one-off items was $1.0 million. The non-cash impairment charge enables us to optimize our balance sheet and profitability going forward.

“Looking ahead, we maintain contracted coverage of 52% of our fleet for the remainder of 2013, and 29% in 2014. Our strategy is to continue with short term time charters that will ensure our ability to capture more attractive rates, upon a meaningful recovery in charter rates.

“We expect the dry bulk shipping market to remain challenging throughout 2013. Stronger growth in the demand for dry bulk commodities in the Far East implies that a potential recovery is not too far away from materializing, once the supply situation returns to balance. While the current rate environment continued to weigh on our financial results, we believe that our modern fleet bodes well for Globus to continue to provide customers with the service they require and maintain a high fleet utilization.

Management Discussion and Analysis of the Results of Operations

Fourth Quarter 2012 and 2011 Results

Total comprehensive loss for the fourth quarter 2012 amounted to $81.2 million or $8.00 basic loss per share based on 10,166,377 weighted average number of shares. If adjusted for the impairment loss of $80.2 million total adjusted comprehensive loss for the period becomes $1.0 million or $0.11 basic loss per share. Total comprehensive income of the fourth quarter of 2011 was $2.3 million or $0.23 basic earnings per share based on 10,059,497 weighted average number of shares.

Revenue

For the three month periods ended December 31, 2012 and 2011 our Revenues were approximately $7.7 million and $10.1 million respectively. The decrease was due to lower average time charter rates achieved by our vessels during the fourth quarter of 2012 compared to the average time charter rates archived during the same period in 2011. Average TCE rate decreased by 31%, from $14,987 per day for the three month period ended December 31, 2011 to $10,344 per day for the three month period ended December 31, 2012.

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, increased by $0.7 million to $2.9 million during the three month period ended December 31, 2012 compared to $2.2 million during the three month period ended December 31, 2011 corresponding to a 32% increase mainly due unexpected repairs performed during the fourth quarter of 2012.

Average daily operating expenses during the three month periods ended December 31, 2012 and 2011 were $5,321 per day and $4,031 per day respectively.

Depreciation

Depreciation decreased by $0.3 million to $2.6 million during the three month period ended December 31, 2012 from $2.9 million during the respective period in 2011. The decrease in depreciation expenses is primarily due to the fact that on December 4th 2012 the Company decided that the vessel Tiara Globe met the criteria to be classified as non-current asset held for sale, it was measured at the lower of it’s carrying amount and its fair value less cost to sell and stopped being depreciated.

Impairment loss

During the year ended December 31, 2012, we recognized an impairment loss of $80.2 million. The Company tests for impairment of its long lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Due to the sustained decline in charter rates and vessel values during the last four years and because market expectations for future rates are low and are unlikely to increase to the high levels of 2008 and 2007 in the foreseeable future, the Company performed an impairment analysis for all the vessels in its fleet by comparing projected discounted cash flows to the carrying values of vessels. As a result of this analysis we recorded an impairment loss of $55.8 million to the book value of our six out of seven vessels. In addition, on December 4th 2012 the Company decided that the vessel Tiara Globe met the criteria to be classified as non-current asset held for sale and was subsequently measured at the lower of its carrying amount and its fair value less cost to sell. In this respect the company recognized an impairment loss of $24.4 million.

Years ended December 31, 2012 and 2011 Results

Total comprehensive loss for the year ended December 31, 2012 amounted to $82.8 million or $8.22 basic loss per share based on 10,142,979 weight average number of shares. If adjusted for the impairment loss of $80.2 million, total adjusted comprehensive loss for the period becomes $2.6 million or $0.30 basic loss per share. Total comprehensive income for the year ended December 31, 2011 was $6.9 million or $0.80 basic earnings per share based on 8,688,543 weighted average number of shares.

Revenue

Revenue decreased by $3.4 million, or 10%, to $32.2 million in 2012, compared to $35.6 million in 2011. Net revenues decreased by $4.6 million, or 14%, to $27.7 million in 2012, from $32.3 million in 2011. The decrease is primarily attributable to a decrease in average TCE rates due to the unfavorable average shipping rates achieved by the vessels in our fleet in 2012 compared to 2011. In 2012, we had total operating days of 2,471 and fleet utilization of 98.9%, compared to 2,083 operating days and a fleet utilization of 98.7% in 2011.

Voyage expenses

Voyage expenses increased by $1.2 million, or 36%, to $4.5 million in 2012, compared to $3.3 million in 2011. This increase is primarily attributable to the one time charge of about $1.5 million relevant to the non-performance by Allied of its’ obligations under the charter of m/v Star Globe.

Vessel operating expenses

Vessel operating expenses increased by $2.4 million, or 30%, to $10.4 million in 2012, compared to $8.0 million in 2011. The increase in operating expenses is primarily attributable to the 21% increase in ownership days resulting from the increase of the average number of vessels in our fleet from 5.8 vessels in 2011 to 7.0 vessels in 2012. The breakdown of our operating expenses for the year 2012 was as follows:

	Year 2012	Year 2011
Crew expenses	50%	52%
Repairs and spares	21%	17%
Insurance	9%	11%
Stores	11%	12%
Lubricants	7%	6%
Other	2%	2%

Daily vessel operating expenses were $4,736 in 2012 compared to $4,527 in 2011, representing an increase of 5%.

Depreciation

Depreciation increased by $1.1 million, or 11%, to $11.3 million in 2012, compared to $10.2 million in 2011. This increase is directly the result of the increase in the average number of vessels in our fleet.

Amortization of fair value of time charter attached to vessels

Amortization amounted to $1.8 million in 2012 compared to $0.8 million in 2011. Amortization refers to the fair value of above market time charters attached to the two vessels the m/v Moon Globe and m/v Sun Globe acquired during the second half of 2011 which is amortized on a straight line basis over the remaining period of the time charters.

Administrative expenses

Administrative expenses decreased by $0.2 million, or 10%, to $1.9 million in 2012, compared to $2.1 million in 2011. This decrease is primarily a result of our efforts to control administrative expenses and thus becoming more efficient.

Administrative expenses payable to related parties

Administrative expenses payable to related parties decreased by $0.6 million, or 50%, to $0.6 million in 2012, compared to $1.2 million in 2011. This decrease is primarily a result of the termination of the consultancy agreements effected from December 31, 2011, with the companies wholly owned by each of our executive officers that assisted and advised the Chief Executive Officer and Chief Financial Officer in respect of their duties performed outside of Greece.

Share based payments

Share based payments increased by $0.6 million, or 150%, to $1.0 million in 2012, compared to $0.4 million in 2011. This increase is directly attributable to the value of Series A Preferred Shares issued during April 2012 of $0.2 million, the amortized portion of the conditional share based award granted to our two executive officers during February 2012 of $0.2 million and the value at grant date of the common shares in Globus that amounted to $0.2 million, issued to our two executive officers during February 2012 as a bonus payment for services rendered.

Impairment loss

During the year ended December 31, 2012, we recognized an impairment loss of $80.2 million. The Company tests for impairment of its long lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Due to the sustained decline in charter rates and vessel values during the last four years and because market expectations for future rates are low and are unlikely to increase to the high levels of 2008 in the foreseeable future, the Company performed an impairment analysis for all the vessels in its fleet by comparing projected discounted cash flows to the carrying values of vessels. As a result of this analysis we recorded an impairment loss of $55.8 million to the book value of our six out of seven vessels. In addition, on December 4th 2012 the Company decided that the vessel Tiara Globe met the criteria to be classified as non-current asset held for sale and was subsequently measured at the lower of its carrying amount and its fair value less cost to sell. In this respect the company recognized an impairment loss of $24.4 million.

Interest expense and finance costs

Interest expense increased by $0.6 million, or 21%, to $3.4 million in 2012, compared to $2.8 million in 2011. This increase is mainly due to the increase in our average level of debt during 2012 compared to 2011 as well as due to the increase in our weighted average interest rate to 2.12% during 2012 from 1.69% during 2011. The total outstanding bank loans as of December 31, 2012 amounted to $105.9 million compared to $111.4 million as of December 31, 2011. All of our bank loans are denominated in U.S. dollars.

Liquidity and capital resources

Net cash generated from operating activities for the year ended December 31, 2012 and 2011 was $14.4 million and $19.8 million, respectively.

Net cash used in investing activities for the years ended December 31, 2012 and 2011 was $0.3 million and $61.8 million, respectively. For the year 2011 cash used in investing activities predominantly related to purchases of the vessels “Moon Globe” and “Sun Globe”.

Net cash used in financing activities for the year ended December 31, 2012 amounted to $11.7 million consisted mainly by $5.4 million of debt repayment, $3.0 million of dividends paid to both common and preferred shares and $3.2 million of interest and other finance costs paid. Net cash generated from financing activities in 2011 amounted to $25.7 million and consisted of $37.0 million of proceeds from the issuance of long-term debt drawn for the acquisition of the m/v Moon Globe and m/v Sun Globe and $20.0 million of proceeds from the issuance of share capital, net of transaction costs, reduced by $22.3 million of indebtedness that we repaid under our existing credit and loan facilities, $1.0 million of pledged cash, $5.1 million of dividends paid, $2.7 million of interest paid and $0.2 million of loan fees.

As of December 31, 2012, our cash and bank balances and bank deposits were $11.7 million and our outstanding debt was $105.9 million.

In December 2012, Globus reached an agreement with Credit Suisse and DVB Bank on certain amendments and waivers to the terms of the Credit Facility and the DVB Loan agreement, respectively, which were signed in April and March 2013, respectively. These agreements applied to the period commencing on December 28, 2012 (relating to our credit facility) and December 31, 2012 (relating to the DVB Loan Agreement), in each case until March 31, 2014. As of December 31, 2012, Globus was not in compliance with the security value ratio requirement of the Kelty Loan Agreement that requires the market value of the mortgaged vessel and any additional security provided, including the minimum liquidity maintained with Commerzbank (“the lender”), to equal or exceed 130% of the aggregate principal amount of debt outstanding under the Kelty Loan Agreement. On April 29, 2013 with reference to the Kelty Loan Agreement, the Company reached an agreement with Commerzbank to prepay $3.0 million together with the next scheduled instalment due on June 28, 2013 for the Company to be fully compliant with the provisions of the Loan Agreement.

Scheduled vessel repairs

We incurred capital expenditures due to the special surveys and drydockings for our fleet. The vessels “Sun Globe,” ”Star Globe,” and “River Globe” were drydocked during the year 2012. We anticipate that two of our vessels will be drydocked in 2013. We budget 20 days per drydocking per vessel. Actual length will vary based on the condition of each vessel, shipyard schedules and other factors.

SELECTED CONSOLIDATED FINANCIAL & OPERATING DATA

	Three months ended		Year ended
	December 31,		December 31,
(in thousands of U.S. dollars, except per share data)	2012	2011	2012	2011
	(Unaudited)		(Unaudited)
Statement of comprehensive (loss)/income data:
Revenue	7,683	10,136	32,197	35,559
Voyage expenses	(711)	(601)	(4,450)	(3,283)
Net Revenue (1)	6,972	9.535	27,747	32,276
Vessels operating expenses	(2,937)	(2.225)	(10,400)	(7,967)
Depreciation	(2,581)	(2,935)	(11,255)	(10,180)
Depreciation of dry docking costs	(179)	(160)	(763)	(318)
Amortization of fair value of time charter acquired	(458)	(460)	(1,823)	(779)
Administrative expenses	(522)	(500)	(1,869)	(2,078)
Administrative expenses payable to related parties	(158)	(292)	(598)	(1,150)
Share-based payments	(532)	(88)	(977)	(364)
Impairment loss	(80,244)	-	(80,244)	-
Other expenses, net	(16)	(59)	(68)	(124)
Operating (loss)/profit before financial activities	(80,655)	2,816	(80,250)	9,316
Interest income from bank balances & deposits	8	14	47	52
Interest expense and finance costs	(807)	(846)	(3,358)	(2,821)
Gain on derivative financial instruments	199	344	693	369
Foreign exchange gains, net	11	9	64	9
Total finance costs, net	(589)	(479)	(2,554)	(2,391)
Total comprehensive (loss)/income for the period/year	(81,244)	2,337	(82,804)	6,925

Basic (loss)/earnings per share for the period	(8.00)	0.23	(8.22)	0.80
Diluted (loss)/earnings per share for the period	(8.00)	0.23	(8.22)	0.79
Adjusted EBITDA (2)	2,807	6,371	13,835	20,593

(1) Net Revenue is computed by subtracting voyage expenses from revenue. Net Revenue is not a recognized measurement under international financial reporting standards (“IFRS”) and should not be considered as an alternative or comparable to net income.

(2) Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of drydocking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•

Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•

Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•

Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and

•

other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of total comprehensive income to Adjusted EBITDA for the periods presented:

	Three months ended		Year ended
	December 31,		December 31,
(Expressed in thousands of U.S. dollars)	2012	2011	2012	2011
	(Unaudited)		(Unaudited)

Total comprehensive (loss)/income for the period	(81,244)	2,337	(82,804)	6,925
Interest and finance costs, net	799	832	3,311	2,769
Gain on derivative financial instruments	(199)	(344)	(693)	(369)
Foreign exchange gains net,	(11)	(9)	(64)	(9)
Depreciation	2,581	2,935	11,255	10,180
Depreciation of drydocking costs	179	160	763	318
Amortization of fair value of time charter acquired	458	460	1,823	779
Impairment loss	80,244	-	80,244	-
Adjusted EBITDA (unaudited)	2,807	6,371	13,835	20,593

(Expressed in thousands of U.S. Dollars)	As of December 31,	As of December 31,
	2012	2011
	(Unaudited)	Audited
Consolidated condensed statement of financial position:
Vessels, net	140,860	242,507
Other non-current assets	106	85
Total non-current assets	140,966	242,592
Cash and bank balances and bank deposits	11,653	9,301
Other current assets	4,227	4,166
Non current assets held for sale	8,876	-
Total current assets	24,756	13,467
Total assets	165,722	256,059

Total equity	55,182	140,019

Total bank debt	105,519	110,815
Other liabilities	5,021	5,225
Total Liabilities	110,540	116,040
Total equity and liabilities	165,722	256,059

	Three months ended		Year ended
	December 31,		December 31,
(Expressed in thousands of U.S. dollars)	2012	2011	2012	2011
	(Unaudited)		(Unaudited)
Statement of cash flow data:
Net cash generated from operating activities	5,638	5,177	14,370	19,774
Net cash generated (used in)/from investing activities	(341)	1,005	(341)	(61,782)
Net cash (used in)/generated from financing activities	(2,336)	(3,916)	(11,680)	25,681

	Three months ended December 31,		Year ended December 31,
	2012	2011	2012	2011
Ownership days (1)	644	644	2,562	2,125
Available days (2)	644	644	2,498	2,111
Operating days (3)	643	644	2,471	2,083
Bareboat charter days (4)	92	92	366	365
Fleet utilization (5)	100%	100%	98.9%	98.7%
Average number of vessels (6)	7.0	7.0	7.0	5.8
Daily time charter equivalent (TCE) rate (7)	$10.344	$14,987	$10,660	$15.619
Daily operating expenses (8)	$5,321	$4,031	$4,736	$4,527

(1)

Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.

(3)

Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances.

(4)

Bareboat charter days are the aggregate number of days during which the vessels in our fleet are subject to a bareboat charter.

(5)

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.

(6)

Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.

(7)

TCE rates are our revenue less net revenue from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days, which is consistent with industry standards. TCE is a measure not in accordance with GAAP.

(8)

We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period excluding bareboat charter days.

The following table reflects the calculation of our daily TCE rates for the periods presented.

	Three months ended		Year ended
	December 31,		December 31,
(Expressed in thousands of U.S. dollars, except number of days and TCE rates)	2012	2011	2012	2011
	(Unaudited)		(Unaudited)

Revenue	$7,683	$10,136	$32,197	$35,559
Less: Voyage expenses	$711	$601	$4,450	$3,283
Less: bareboat charter revenue net of commissions	$1,262	$1,262	$5,020	$5,006
Net revenue excluding bareboat charter revenue	$5,710	$8,273	$22,727	$27,270
Available days net of bareboat charter days	552	552	2,132	1,746
Daily TCE rate	$10,344	$14,987	$10,660	$15,619

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate seven vessels with a total carrying capacity of 452,886 DWT and a weighted average age of 6.1 years as of December 31, 2012.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited

+30 210 960 8300

George Karageorgiou, CEO

karageorgiou@globusmaritime.gr

Capital Link – New York

+1 212 661 7566

Nicolas Bornozis

globus@capitallink.com

Matthew Abenante